September 5, 2019

Derek N. Yung
Chief Financial Officer
eHealth, Inc.
2625 Augustine Drive, Second Floor
Santa Clara, CA 95054

       Re: eHealth, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-33071

Dear Mr. Yung:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements
Consolidated Statements of Stockholders' Equity, page 81

1. Please tell us your consideration of separately disclosing the total cumulative effect of the adoption of ASC 606 on your retained earnings as of December 31, 2015. Refer to ASC
      250-10-50-1.
Notes to Consolidated Financial Statements
Note 1 - Summary of Business and Significant Accounting Policies
Revenue Recognition, page 85

2. Please tell us your consideration of disclosing the significant judgments in estimating the total lifetime commissions. In this respect, please tell us the time periods considered for each plan type and the specific constraints you consider in determining the percentages disclosed on page 87. Refer to ASC 606-10-50-1b.
 Derek N. Yung
eHealth, Inc.
September 5, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you
have questions.



FirstName LastNameDerek N. Yung                           Sincerely,
Comapany NameeHealth, Inc.
                                                          Division of
Corporation Finance
September 5, 2019 Page 2                                  Office of Healthcare
& Insurance
FirstName LastName